Exhibit 99.1

FOR IMMEDIATE RELEASE

SUNOPTA ANNOUNCES FIRST QUARTER RESULTS

REPORTS RECORD REVENUES AND EARNINGS

Toronto, Ontario, May 4, 2005. SunOpta Inc. (SunOpta or the Company) (Nasdaq - STKL) (TSX – SOY) today announced results for the three months ended March 31, 2005. All amounts are expressed in U.S. dollars.

The Company achieved record revenues and earnings for the three months ended March 31, 2005, realizing its 30th consecutive quarter of record revenue growth compared to the same quarter in the previous year. Revenues in the quarter increased by 38% to $86,223,000 as compared to $62,502,000 in the first quarter of the prior year, led by a 41% increase in revenues within the Company’s vertically integrated natural and organic food operations. The Company’s overall revenue growth of 38% includes an internal growth rate of 12.8% and growth via acquisitions of 25.2%.

Net earnings for the first quarter increased by 253% to a record $6,605,000 or $0.12 per diluted common share compared to $1,870,000 or $0.03 per diluted common share in the first quarter of the prior year. Net earnings in the quarter included a net unusual gain of $0.08 per diluted common share, consisting primarily of the recognition of a dilution gain on the sale of a 29.6% interest in the Company’s subsidiary Opta Minerals Inc. through the previously announced initial public offering. Excluding the net unusual gain, operating earnings were $0.04 per diluted common share.

The Company’s Grains & Soy Products Group improved significantly over the first quarter of 2004, led by strong growth in its sunflower operations which generated record revenues and gross profits. Although there is an overall shortage of sunflower seeds in North America, the Company anticipates being able to meet all of its requirements in 2005, leading to continued strong financial results in the coming quarters.

The results of the Packaged Products Group in the first quarter improved significantly over the prior year, benefiting from the recent capital improvements and strong growth in new business in aseptically packaged products, including soy, rice and tea beverages.

The SunOpta Ingredients Group experienced reduced volume and margins in its oat fiber operations as a result of the decline in the low-carb market and increase in competition. The Company has taken actions to counteract these factors, including the addition of organic fibers, expansion into new markets and aggressive pursuit of international markets. These measures are expected to have a positive financial impact in the remainder of the year.

The Canadian Food Distribution Group continued its aggressive growth and consolidation plan, however, profits fell short of expectations as the Group encountered a significant shortage of fresh product supply from California, resulting from local weather issues, including one of the rainiest seasons on record. Fresh product supplies have now been reestablished.

Jeremy Kendall, Chairman and Chief Executive Officer of SunOpta stated that “We are very pleased with our first quarter results, and particularly with the momentum that is evident in our business.”

SunOpta Inc. is an operator of high-growth ethical businesses, focusing on integrated business models in the natural and organic food markets. For the last six consecutive years, SunOpta was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. The Company has three business units: the SunOpta Food Group, which specializes in sourcing, processing and distribution of natural and organic food products integrated from seed through packaged products; the Opta Minerals Group, a producer, distributor, and recycler of environmentally friendly industrial materials; and the StakeTech Steam Explosion Group which engineers and markets proprietary steam explosion technology systems for the pulp, bio-fuel and food processing industries. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

For further information, please contact:
SunOpta Inc.
Jeremy N. Kendall, Chairman & CEO
Steve Bromley, President & COO
John Dietrich, Vice President & CFO
Susan Wiekenkamp, Information Officer
Tel: 905-455-2528, ext 103
swiekenkamp@sunopta.com
Website: www.sunopta.com

Note: This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties, and other factors that could influence actual results are described in the Company’s annual report to shareholders and in SEC filings. The attached consolidated balance sheet and consolidated statement of earnings are unaudited. The information provided here should be considered in conjunction with the other information included within various SEC documents including Form 10Q reports filed during 2004 and Form 10K report filed March 16, 2005.

SunOpta Inc. Condensed Consolidated Statements of Earnings For the three months ended March 31, 2005 and 2004 Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	March 31, 2005 $	March 31, 2004 $	% Change

Revenues	86,223	62,502	38%

Cost of goods sold	70,587	50,231	41%

Gross profit	15,636	12,271	27%

Warehousing and distribution expenses	2,604	1,156	125%
Selling, general and administrative expenses	9,787	7,979	23%

Earnings before the following	3,245	3,136	3%

Interest expense, net	(302)	(208)	45%

Other income (expense)	4,035	(115)	—
Foreign exchange	35	(141)	125%

	3,768	(464)	912%

Earnings before income taxes	7,013	2,672	162%

Provision for income taxes	235	802	(71%)

Net earnings before minority interest	6,778	1,870	262%

Minority interest	173	—	—

Net earnings for the period	6,605	1,870	253%

Change in foreign currency translation adjustment	165	(197)	184%

Comprehensive income	6,440	1,673	285%

Net earnings per share for the period

– Basic	0.12	0.04

– Diluted	0.12	0.03

SunOpta Inc. Condensed Consolidated Balance Sheets As at March 31, 2005 and December 31, 2004 Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	March 31, 2005 $	December 31, 2004 $

Assets

Current assets

Cash and cash equivalents	10,643	8,081
Accounts receivable	41,871	38,446
Inventories	57,757	49,537
Prepaid expenses and other current assets	4,010	4,472
Current income taxes recoverable	—	2,000
Deferred income taxes	421	421

	114,702	102,957

Property, plant and equipment	65,516	62,619
Goodwill and intangibles	43,718	43,934
Deferred income taxes	7,310	6,831
Other assets	3,372	3,831

	234,618	220,172

Liabilities

Current liabilities

Bank indebtedness	6,815	—
Accounts payable and accrued liabilities	28,511	35,668
Customer and other deposits	2,027	431
Current portion of long-term debt	4,947	4,819
Current portion of long-term payables	474	1,548

	42,774	42,466

Long-term debt	29,768	31,003
Long-term payables	1,131	1,232

	73,673	74,701

Minority interest	10,203	1,378

Shareholders’ Equity

Capital stock	106,003	105,794
Contributed surplus	3,330	3,330
Retained earnings	33,426	26,821
Cumulative other comprehensive income	7,983	8,148

	150,742	144,093

	234,618	220,172

SunOpta Inc. Segmented Information For the three months ended March 31, 2005 (Expressed in thousands of U.S. dollars) (Unaudited)

			Three months ended March 31, 2005

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $
External revenues by market
U.S.	44,670	3,160	280	48,110
Canada	27,638	4,568	—	32,206
Other	5,897	10	—	5,907

Total revenues to external customers	78,205	7,738	280	86,223

Segment earnings before other income, interest expense (net), income taxes and minority interest	3,343	837	(900)	3,280

Other income			4,035	4,035

Segment earnings before interest expense (net), income taxes and minority interest	3,343	837	3,135	7,315

Interest expense, net			302	302

Provision for income taxes			235	235

Minority interest			173	173

Net earnings	3,343	837	2,425	6,605

				Three months ended March 31, 2005

	Grains & Soy Products Group $	SunOpta Ingredients Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $
External revenues by market
U.S.	15,509	17,851	11,247	63	44,670
Canada	249	385	1,585	25,419	27,638
Other	4,523	1,335	39	—	5,897

Total revenues from external customers	20,281	19,571	12,871	25,482	78,205

Segment earnings before other income, interest expense (net), income taxes and minority interest	1,113	1,106	434	690	3,343

SunOpta Inc. Segmented Information For the three months ended March 31, 2005 (Expressed in thousands of U.S. dollars) (Unaudited)

			Three months ended March 31, 2004

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $
External revenues by market
U.S.	35,236	4,135	147	39,518
Canada	15,567	2,704	—	18,271
Other	4,713	—	—	4,713

Total revenues to external customers	55,516	6,839	147	62,502

Segment earnings before other expense, interest expense (net) and income taxes	3,191	677	(873)	2,995

Other (expense)			(115)	(115)

Segment earnings before interest expense (net) and income taxes	3,191	677	(988)	2,880

Interest expense, net			208	208

Provision for income taxes			802	802

Net earnings (loss)	3,191	677	(1,998)	1,870

				Three months ended March 31, 2004

	Grains & Soy Products Group $	SunOpta Ingredients Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $
External revenues by market
U.S.	14,381	13,277	7,578	—	35,236
Canada	159	493	914	14,001	15,567
Other	3,143	1,515	55	—	4,713

Total revenues from external customers	17,683	15,285	8,547	14,001	55,516

Segment earnings (loss) before other expense, interest expense (net) and income taxes	467	1,812	(246)	1,158	3,191